

Cash Portfolio



ANNUAL REPORT
December 31, 2002

Letter to Shareholders

Dear Shareholders:

We welcome the opportunity to provide you with a summary of the trends and key events that affected the economy and the Cash Portfolio during the one-year reporting period that ended December 31, 2002.

The Economy in Review

As the 2002 reporting period began, the events of September 11 continued to reverberate throughout the world. However, in a surprising show of strength, gross domestic product (''GDP'') for the first quarter of 2002 grew at a rate of 5.0%. However, this positive news was overshadowed by the series of highly publicized accounting scandals. Downside earnings guidance from companies across a range of sectors contributed to the woes in the equity markets, as did news of a sharp decline in GDP growth for the second quarter, which grew only 1.3%. While third quarter 2002 GDP growth was 4.0%, many economists are projecting that U.S. growth during the last quarter of 2002 will fall back to the 1-2% range. Acknowledging that consumer and business confidence was wavering, the Federal Reserve Board (the ''Fed'') moved into action in early November by lowering the federal funds rate to 1.25%, a 41-year low.

Bond Market Review

In contrast to the very weak equity markets, the bond market in general performed well during the reporting period. While fixed income securities experienced their share of volatility—due in part to mixed signals on the economic front—their prices in both the U.S. and abroad generally rose. During the reporting period, the overall U.S. fixed income market, as measured by the Lehman Brothers Global Aggregate Bond Index, returned 10.2%. The combination of falling interest rates and increased demand from investors seeking ''safer havens'' amid the turmoil in the equity markets, contributed to price gains in high quality sectors such as government securities.

Strategy

The Portfolio maintained a shorter weighted average maturity (''WAM'') than its benchmark, the iMoneyNet, Inc. First Tier Institutional Index during the reporting period. This was primarily due to the lack of shareholder diversification in the Portfolio. The management team anticipates maintaining a shorter WAM until it is comfortable that the shareholder base is adequately diversified. At that point the Portfolio's duration may be extended.

Summary of Cash Portfolio Institutional Shares* as of December 31, 2002

	Standardized 7-Day Current Yield	Standardized 7-Day Effective Yield	1-Month Simple Average Yield	Weighted Avg. Maturity (days)
Cash Portfolio	1.14%	1.15%	1.14%	1

The Cash Portfolio offers three separate classes of shares (Institutional, Preferred and Administration), each of which is subject to different fees and expenses that affect performance and entitle shareholders to different services. The Preferred and Administration Shares offer financial institutions the opportunity to receive a fee for providing administrative support. The Preferred Shares pay 0.10% and the Administrative Shares pay 0.25% of the average daily net assets. If these fees were reflected in the above performance, performance would have been reduced. Past performance is no guarantee of future results. Yields will vary. An investment in the Cash Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Cash Portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Portfolio. More complete information, including management fees and expenses, is included in the Cash Management prospectus, or may be obtained by calling Goldman Sachs Funds at 1-800-621-2550.

Letter to Shareholders

(continued)

Economic Outlook

U.S. economic data was mixed in 2002. Although signs of stabilization were evident in 2002, persuasive indications of a strong U.S. economic recovery did not materialize. Evidence is mounting that the U.S. economy will continue to experience weakness in 2003. With strains building on both consumers and businesses, it is expected that growth will slow in the new year. Given this assessment, Goldman Sachs economists anticipate that the Fed will not change monetary policy in the near term.

In closing, we thank you for your continued support. As in the past, we will look for additional ways to improve our services, while seeking to provide competitive performance. We welcome your suggestions and questions and look forward to serving your investment needs in the future.

Goldman Sachs Money Market Management Team
January 15, 2003

Cash Portfolio

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations—96.4%			
Federal National Mortgage Association			
$1,000,000	1.10%	01/02/2003	$999,969
Total U.S. Government Agency Obligations			$999,969
Total Investments			$999,969

Interest rate represents the annualized yield on date of purchase for discounted securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

Statement of Assets and Liabilities

December 31, 2002

Assets:	
Investment in securities, at value based on amortized cost	$ 999,969
Cash	90,312
Receivables:	
Reimbursement from investment adviser	12,603
Total assets	1,102,884
Liabilities:	
Payables:	
Management fee	97
Accrued expenses	65,847
Total liabilities	65,944
Net Assets:	
Paid-in capital	1,036,940
Net Assets	$1,036,940
Net asset value, offering and redemption price per share:	$ 1.00
Shares outstanding:	
Institutional Shares	1,033,838
Preferred Shares	1,553
Administration Shares	1,549
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	1,036,940

The accompanying notes are an integral part of these financial statements.

Statement of Operations

For the Year Ended December 31, 2002

Investment income:	
Interest	$ 17,479
Total income	17,479
Expenses:	
Registration fees	46,240
Printing fees	34,795
Custodian fees	26,071
Professional fees	12,317
Trustee fees	5,013
Management fees	1,542
Other expenses	14,269
Total expenses	140,247
Less—expense reductions	(138,968)
Net expenses	1,279
Net Investment Income	16,200
Net increase in net assets resulting from operations	$ 16,200

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets

	For the Year Ended December 31, 2002	For the Period Ended December 31, 2001[a]
From operations:		
Net investment income	$ 16,200	$ 20,842
Net increase in net assets resulting from operations	16,200	20,842
Distributions to shareholders:		
From net investment income		
Institutional Shares	(16,154)	(20,780)
Preferred Shares	(26)	(32)
Administration Shares	(20)	(30)
Total distributions to shareholders	(16,200)	(20,842)
From share transactions:		
Proceeds from sales of shares	—	1,000,001
Reinvestment of dividends and distributions	16,197	20,742
Net increase in net assets resulting from share transactions	16,197	1,020,743
Total increase	16,197	1,020,743
Net assets:		
Beginning of period	1,020,743	—
End of period	$1,036,940	$1,020,743

(a) Commencement date of operations was May 1, 2001 for all share classes.

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

December 31, 2002

1. Organization

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as a diversified open-end, management investment company. The Trust includes the Cash Portfolio (the ''Fund''). The Fund offers three classes of shares—Institutional, Preferred and Administration. The investment objective of the Fund is to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity by investing exclusively in high quality money market instruments. The Fund invests in obligations of the U.S. government, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities and repurchase agreements.

2. Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation—

The Fund uses the amortized-cost method for valuing portfolio securities, which approximates market value. Under this method, all investments purchased at a discount or at a premium are valued by amortizing the difference between the original purchase price and maturity value of the issue over the period to maturity.

B. Security Transactions and Interest Income—

Security transactions are accounted for on a trade date basis. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued, premium amortized and discount earned. Net investment income (other than class-specific expenses) and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes—

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable and tax-exempt income to its shareholders. Accordingly, no federal tax provisions are required. Income distributions are recorded on ex-dividend date, declared daily and paid monthly by the Fund.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. There were no significant book-to-tax differences. The Fund had no undistributed income at December 31, 2002. The tax character of distributions paid during the period was from ordinary income.

The amortized cost for the Fund stated in the accompanying Statement of Assets and Liabilities also represents aggregate cost for U.S. federal income tax purposes.

Notes to Financial Statements (continued)

December 31, 2002

D. Expenses—
Expenses incurred by the Trust that do not specifically relate to an individual fund of the Trust are allocated to the funds on a straight-line or pro-rata basis depending upon the nature of the expense.

Shareholders of Preferred and Administration Shares bear all expenses and fees paid to service organizations.

E. Repurchase Agreements—
Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Fund, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians under triparty repurchase agreements.

3. Agreements

Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), acts as investment adviser (the ''Adviser''), pursuant to an Investment Management Agreement (the ''Agreement''). Under the Agreement, GSAM, subject to the general supervision of the Trust's Board of Trustees, manages the Fund's portfolio. As compensation for the services rendered pursuant to the Agreement and the assumption of the expenses related thereto and administering the Fund's business affairs, including providing facilities, GSAM is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 0.15% of the Fund's average daily net assets. For the year ended December 31, 2002, GSAM has voluntarily agreed to waive a portion of its management fee equal annually to 0.04% of the average daily net assets of the Fund. For the year ended December 31, 2002, management fee waiver amounted to approximately $400.

GSAM has voluntarily agreed to limit ''Other Expenses'' of the Fund (excluding management fees, service organization fees, taxes, interest, brokerage commissions, litigation, indemnification, shareholder meeting and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, 0.01% of the average daily net assets of the Fund. For the year ended December 31, 2002, the Adviser reimbursed approximately $137,900. In addition, the Fund has entered into certain expense offset arrangements with the custodian resulting in a reduction in the Fund's expenses. For the year ended December 31, 2002, the custody fees were reduced by approximately $700 under such arrangements.

Goldman Sachs serves as Transfer Agent and Distributor of shares of the Fund pursuant to Transfer Agent and Distribution Agreements and receives no separate fee.

8

4. Preferred and Administration Plans

The Trust, on behalf of the Fund, has adopted Service Plans. These plans allow for Preferred and Administration Shares to compensate service organizations for providing varying levels of account administration and shareholder liaison services to their customers who are beneficial owners of such shares. The Service Plans for Preferred and Administration Shares provide for compensation to the service organizations in an amount up to 0.10% and 0.25%, respectively (on an annual basis) of the average daily net asset value of the respective shares.

5. Line of Credit Facility

The Fund participates in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, the Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. This facility also requires a fee to be paid by the Fund based on the amount of the commitment which has not been utilized. During the year ended December 31, 2002, the Fund did not have any borrowings under this facility.

6. Summary of Share Transactions (at $1.00 per share)

Share activity for the year ended December 31, 2002 is as follows:

	Shares
Institutional Shares:	
Reinvestment of dividends and distributions	16,154
Preferred Shares:	
Reinvestment of dividends and distributions	23
Administration Shares:	
Reinvestment of dividends and distributions	20
Total increase in shares	16,197

Share activity for the period ended December 31, 2001[a] is as follows:

	Shares
Institutional Shares:	
Shares sold	997,001
Reinvestment of dividends and distributions	20,683
	1,017,684
Preferred Shares:	
Shares sold	1,500
Reinvestment of dividends and distributions	30
	1,530
Administration Shares:	
Shares sold	1,500
Reinvestment of dividends and distributions	29
	1,529
Total increase in shares	1,020,743

(a) Commencement of operations was May 1, 2001 for all share classes.

7. Other Matters
Pursuant to Securities and Exchange Commission exemptive orders, the Fund may enter into certain principal transactions, including repurchase agreements, with Goldman Sachs.

8. Beneficial Interest
At December 31, 2002, Goldman Sachs was the record owner of all outstanding shares of the Fund.

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

Cash Portfolio

	Net asset value, beginning of period	Net investment income[a]	Distributions to shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment loss to average net assets
For the Year Ended December 31,										
2002-Institutional Shares	$1.00	$0.02	$(0.02)	$ 1.00	1.59%	$1,034	0.12%	1.58%	13.56%	(11.86)%
2002-Preferred Shares	1.00	0.02	(0.02)	1.00	1.49	2	0.22	1.66	13.66	(11.78)
2002-Administration Shares	1.00	0.01	(0.01)	1.00	1.33	1	0.37	1.33	13.81	(12.11)
For the Period Ended December 31,										
2001-Institutional Shares (commenced May 1, 2001)	1.00	0.02	(0.02)	1.00	2.08	1,017	0.12[c]	3.07[c]	25.49[c]	(22.30)[c]
2001-Preferred Shares (commenced May 1, 2001) ...	1.00	0.02	(0.02)	1.00	2.02	2	0.22[c]	3.18[c]	25.59[c]	(22.19)[c]
2001-Administration Shares (commenced May 1, 2001)	1.00	0.02	(0.02)	1.00	1.92	2	0.37[c]	2.95[c]	25.74[c]	(22.42)[c]

[a] Calculated based on the average shares outstanding methodology.

[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions.

[c] Annualized.

The accompanying notes are an integral part of these financial statements.

11

Report of Independent Accountants

To the Board of Trustees of Goldman Sachs Trust and
the Shareholders of Cash Portfolio:

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Cash Portfolio (the ''Fund''), one of the portfolios constituting Goldman Sachs Trust, at December 31, 2002, and the results of its operations for the year then ended, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as ''financial statements'') are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian, provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 11, 2003

Voting Results of Special Meeting of Shareholders (Unaudited)

A Special Meeting of Shareholders of the Goldman Sachs Trust (the ''Trust'') was held on December 16, 2002 (the ''Meeting'') for the purpose of electing nine trustees of the Trust.

At the Meeting, Ashok N. Bakhru, Gary D. Black, Patrick T. Harker, James A. McNamara, Mary Patterson McPherson, Alan A. Shuch, Wilma J. Smelcer, Richard P. Strubel and Kaysie P. Uniacke were elected to the Trust's Board of Trustees. In electing trustees, the Trust's shareholders voted as follows:

Trustee	For	Against	Abstain	Broker Non-Votes
Ashok N. Bakhru	38,115,103,054	0	78,161,501	0
Gary D. Black	38,118,912,965	0	74,351,590	0
Patrick T. Harker	38,118,709,249	0	74,555,307	0
James A. McNamara	38,118,863,514	0	74,401,042	0
Mary Patterson McPherson	38,117,855,582	0	75,408,974	0
Alan A. Shuch	38,117,329,648	0	75,934,908	0
Wilma J. Smelcer	38,117,103,238	0	76,161,317	0
Richard P. Strubel	38,116,893,596	0	76,370,960	0
Kaysie P. Uniacke	38,116,693,245	0	76,571,311	0

Trustees and Officers (Unaudited)
Independent Trustees

Name, Address and Age[1]	Position(s) Held with Goldman Sachs Trust (the "Trust")[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 60	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998 to present); Executive Vice President—Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (program center and residential community for students and professional trainees from the United States and foreign countries) (1989-Present); Member of Cornell University Council (1992-Present); Trustee of the Walnut Street Theater (1992-Present); Trustee, Citizens Scholarship Foundation of America (since 1998); Director, Private Equity Investors-III and IV (since November 1998) and Equity-Limited Investors II (since April 2002); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (since 2000). Chairman of the Board and Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Patrick T. Harker Age: 44	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (since February 2000); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (since July 1999); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Mary Patterson McPherson Age: 67	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (since October 1997); Director, Smith College (since 1998); Director, Josiah Macy, Jr. Foundation (health educational programs) (since 1977); Director, Philadelphia Contributionship (insurance) (since 1985); Director Emeritus, Amherst College (1986-1998); Director, The Spencer Foundation (educational research) (since 1993); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (since 1997). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Wilma J. Smelcer Age: 53	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (since April 2001). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Richard P. Strubel Age: 63	Trustee	Since 1987	President, COO and Director, Unext, Inc. (provider of educational services via the internet) (since 1999); Director, Cantilever Technologies, Inc. (a private software company) (since 1999); Trustee, The University of Chicago (since 1987); Managing Director, Tandem Partners, Inc. (management services firm) (1990-1999). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); the Northern Mutual Fund Complex (57 Portfolios).

Interested Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*Gary D. Black Age: 41	Trustee	Since 2002	Managing Director, Goldman Sachs (since June 2001); President—Goldman Sachs Mutual Fund Complex (registered investment companies) (2001-2002); Executive Vice President, AllianceBernstein (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (January 1999-October 2000) and Senior Research Analyst Sanford Bernstein (February 1992-December 1998). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
*James A. McNamara Age: 40	Trustee & Vice President	Since 2002 Since 2001	Managing Director, Goldman Sachs (since 2000); Director of Institutional Fund Sales, Goldman Sachs Asset Management (GSAM) (April 1998-December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
*Alan A. Shuch Age: 53	Trustee	Since 1990	Advisory Director—GSAM (since May 1999); Consultant to GSAM (December 1994-May 1999); and Limited Partner, Goldman Sachs (December 1994-May 1999). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
*Kaysie P. Uniacke Age: 41	President & Trustee	Since 2002 Since 2001	President—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2002). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001). Managing Director, Goldman Sachs (since 1997); Assistant Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies) (1997-2002).	61	None

*These persons are considered to be ''Interested Trustees'' because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

[1] Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs Asset Management, 32 Old Slip, New York, New York, 10005, Attn: Howard B. Surloff.

[2] The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

[3] Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) the date the Trustee attains the age of 72 years (in accordance with the current resolutions of the Board of Trustees which may be changed by the Trustees without shareholder vote) or (d) the termination of the Trust.

[4] The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of December 31, 2002, the Trust consisted of 55 portfolios and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

[5] This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., ''public companies'') or other investment companies registered under the Investment Company Act of 1940.

Additional information about the Trustees is available in the Fund's Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-621-2550.

Officers of the Trust*

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Kaysie P. Uniacke 32 Old Slip New York, NY 10005 Age: 41	President & Trustee	Since 2002 Since 2001	President—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2002). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001). Managing Director, Goldman Sachs (since 1997); Assistant Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies) (1997-2002).
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 42	Vice President	Since 1997	Managing Director, Goldman Sachs (since October 1999); and Vice President of GSAM (April 1997-December 1999). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. McNamara 4900 Sears Tower Chicago, IL 60606 Age: 40	Trustee & Vice President	Since 2002 Since 2001	Managing Director, Goldman Sachs (since 2000); Director of Institutional Fund Sales, Goldman Sachs Asset Management (GSAM) (April 1998-December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 38	Treasurer	Since 1997	Vice President, Goldman Sachs (since July 1995). Treasurer—Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff 32 Old Slip New York, NY 10005 Age: 37	Secretary	Since 2001	Managing Director, Goldman Sachs (since November 2002); Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (since December 1997) Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001) and Assistant Secretary prior thereto.

[1] *Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.*

*Represents a partial list of officers of the Trust. Additional information about all the officers is available in the Fund's Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-621-2550.

16

This Annual Report is authorized for distribution to prospective investors only when preceded or accompanied by a Cash Portfolio Prospectus which contains facts concerning the Fund's objectives and policies, management, expenses and other information.

GOLDMAN, SACHS & CO.

Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT

Investment Adviser

Goldman Sachs Funds
32 Old Slip
New York, NY 10005

CASHPORT/AR